Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2024 and 2023

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended		Six months ended
(thousands of U.S. dollars, except per share amounts)	June 30		June 30
	2024	2023	2024	2023
Revenue
Regulated electricity distribution	$304,262	$328,242	$610,117	$644,215
Regulated natural gas distribution	94,264	109,539	328,217	380,677
Regulated water reclamation and distribution	92,786	95,861	177,809	183,282
Non-regulated energy sales	78,661	71,694	163,237	150,410
Other revenue	28,653	22,535	56,346	47,914
	598,626	627,871	1,335,726	1,406,498
Expenses
Operating expenses	265,868	267,174	527,653	505,294
Regulated electricity purchased	81,747	98,337	179,701	223,917
Regulated natural gas purchased	22,909	36,180	118,878	173,881
Regulated water purchased	4,279	3,857	8,160	7,726
Non-regulated energy purchased	690	3,782	4,228	11,588
Depreciation and amortization	136,912	118,448	266,452	240,089
Loss on foreign exchange	4,284	6,379	16,141	7,815
	516,689	534,157	1,121,213	1,170,310
Operating income	81,937	93,714	214,513	236,188
Interest expense (note 7)	(105,787)	(89,663)	(208,311)	(171,581)
Income (loss) from long-term investments (note 6)	192,611	(286,546)	38,158	(75,585)
Other income (note 5)	6,030	8,850	12,729	17,901
Other net losses (note 16)	(17,061)	(40,367)	(27,662)	(43,829)
Pension and other post-employment non-service costs (note 8)	(3,975)	(5,306)	(7,413)	(10,267)
Gain on derivative financial instruments (note 21(b)(iv))	58	1,039	191	3,205
Earnings (loss) before income taxes	153,813	(318,279)	22,205	(43,968)
Income tax recovery (expense) (note 15)
Current	46,681	(6,300)	41,577	(12,800)
Deferred	(41,453)	62,258	(25,046)	44,057
	5,228	55,958	16,531	31,257
Net earnings (loss)	159,041	(262,321)	38,736	(12,711)
Net effect of non-controlling interests (note 14)
Non-controlling interests	41,725	15,439	72,884	42,018
Non-controlling interests held by related party	—	(6,349)	—	(12,399)
	$41,725	$9,090	$72,884	$29,619
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$200,766	$(253,231)	$111,620	$16,908
Series A Shares and Series D Shares dividend (note 12)	2,705	2,080	5,117	4,172
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$198,061	$(255,311)	$106,503	$12,736
Basic and diluted net earnings (loss) per share (note 17)	$0.28	$(0.37)	$0.15	$0.02
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Six months ended
(thousands of U.S. dollars)	June 30		June 30
	2024	2023	2024	2023
Net earnings (loss)	$159,041	$(262,321)	$38,736	$(12,711)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $1,310 and $3,190 (2023 - tax recovery $3,418 and $3,038), respectively (notes 21(b)(iii) and 21(b)(iv))	10,933	130	4,416	15,555
Change in fair value of cash flow hedges, net of tax expense of $2,165 and $6,995 (2023 - tax expense of $3,737 and recovery of $178), respectively (note 21(b)(ii))	29,190	36,421	38,652	54,286
Change in pension and other post-employment benefits, net of tax recovery of $394 and $1,768 (2023 - tax recovery of $281 and $445), respectively	(1,143)	(823)	(5,174)	(1,303)
OCI, net of tax	38,980	35,728	37,894	68,538
Comprehensive income (loss)	198,021	(226,593)	76,630	55,827
Comprehensive loss attributable to the non-controlling interests	(42,049)	(8,693)	(73,906)	(29,407)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$240,070	$(217,900)	$150,536	$85,234
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

(thousands of U.S. dollars)	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$131,633	$56,142
Trade and other receivables, net (note 4)	426,879	524,194
Fuel and natural gas in storage	49,696	48,982
Supplies and consumables inventory	185,637	178,150
Regulatory assets (note 5)	185,938	142,970
Prepaid expenses	67,703	81,926
Derivative instruments (note 21)	28,016	10,920
Other assets	129,134	23,061
	1,204,636	1,066,345
Property, plant and equipment, net	13,199,200	12,517,450
Intangible assets, net	90,405	93,938
Goodwill	1,317,440	1,324,062
Regulatory assets (note 5)	1,124,523	1,184,713
Long-term investments (note 6)
Investments carried at fair value	1,128,171	1,115,729
Other long-term investments	411,985	641,920
Derivative instruments (note 21)	88,817	72,328
Deferred income taxes	161,279	158,483
Other assets	139,918	198,993
	$18,866,374	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)	June 30,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$138,154	$210,412
Accrued liabilities	552,164	554,875
Dividends payable (note 12)	83,267	74,916
Regulatory liabilities (note 5)	88,449	99,850
Long-term debt (note 7)	158,278	621,856
Other long-term liabilities (note 9)	185,314	80,458
Derivative instruments (note 21)	23,413	34,915
Other liabilities	12,107	7,898
	1,241,146	1,685,180
Long-term debt (note 7)	8,134,371	7,894,174
Regulatory liabilities (note 5)	562,715	634,446
Deferred income taxes	634,053	578,902
Derivative instruments (note 21)	106,644	75,961
Pension and other post-employment benefits obligation	99,185	96,653
Other long-term liabilities (note 9)	392,493	465,874
	9,929,461	9,746,010
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party	—	308,350
Redeemable non-controlling interests	9,263	10,013
	9,263	318,363
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	7,389,116	6,229,994
Additional paid-in capital	827	7,254
Deficit	(1,331,947)	(1,279,696)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(63,370)	(102,286)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	6,178,925	5,039,565
Non-controlling interests
Non-controlling interests - tax equity partnership units	1,156,628	1,196,720
Other non-controlling interests	358,670	347,338
Non-controlling interest, held by related party	(7,719)	40,785
	1,507,579	1,584,843
Total equity	7,686,504	6,624,408
Commitments and contingencies (note 19)
Subsequent events (note 3(a), 7(f))
	$18,866,374	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2024	$6,235,552	$184,299	$(384)	$(1,446,333)	$(104,452)	$1,566,120	$6,434,802
Net earnings (loss)	—	—	—	200,766	—	(41,725)	159,041
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	331	331
OCI	—	—	—	—	41,082	(2,102)	38,980
Dividends declared and distributions to non-controlling interests	—	—	—	(86,445)	—	(17,359)	(103,804)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	2,314	2,314
Common shares issued upon public offering (note 10(a))	1,150,000	—	—	—	—	—	1,150,000
Common shares issued under employee share purchase plan	1,038	—	—	—	—	—	1,038
Share-based compensation	—	—	1,211	—	—	—	1,211
Common shares issued pursuant to share-based awards	2,526	—	—	65	—	—	2,591
Balance, June 30, 2024	$7,389,116	$184,299	$827	$(1,331,947)	$(63,370)	$1,507,579	$7,686,504
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the three months ended June 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2023	$6,223,301	$184,299	$776	$(805,515)	$(127,068)	$1,580,027	$7,055,820
Net loss	—	—	—	(253,231)	—	(9,090)	(262,321)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(6,018)	(6,018)
OCI	—	—	—	—	35,331	397	35,728
Dividends declared and distributions to non-controlling interests	—	—	—	(77,449)	—	(14,104)	(91,553)
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	98,851	98,851
Issuance of common shares under employee share purchase plan	1,405	—	—	—	—	—	1,405
Share-based compensation	—	—	3,602	—	—	—	3,602
Common shares issued pursuant to share-based awards	53	—	(99)	(13)	—	—	(59)
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the six months ended June 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
Net earnings (loss)	—	—	—	111,620	—	(72,884)	38,736
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	662	662
OCI	—	—	—	—	38,916	(1,022)	37,894
Dividends declared and distributions to non-controlling interests	—	—	—	(164,357)	—	(67,079)	(231,436)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	66,859	66,859
Common shares issued upon public offering (note 10(a))	1,150,000	—	—	—	—	—	1,150,000
Common shares issued under employee share purchase plan	2,316	—	—	—	—	—	2,316
Share-based compensation	—	—	6,453	—	—	—	6,453
Common shares issued pursuant to share-based awards	6,806	—	(5,783)	486	—	—	1,509
Non-controlling interest assumed on asset acquisition	—	—	(7,097)	—	—	(3,800)	(10,897)
Balance, June 30, 2024	$7,389,116	$184,299	$827	$(1,331,947)	$(63,370)	$1,507,579	$7,686,504
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the six months ended June 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings (loss)		—	—	16,908	—	(29,619)	(12,711)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(11,737)	(11,737)
OCI	—	—	—	—	68,326	212	68,538
Dividends declared and distributions to non-controlling interests	—	—	—	(124,451)	—	(33,518)	(157,969)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Issuance of common shares under employee share purchase plan	3,113	—	—	—	—	—	3,113
Share-based compensation	—	—	4,695	—	—	—	4,695
Common shares issued pursuant to share-based awards	7,221	—	(9,829)	(238)	—	—	(2,846)
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Net earnings (loss)	$159,041	$(262,321)	$38,736	$(12,711)
Adjustments and items not affecting cash:
Depreciation and amortization	136,912	118,448	266,452	240,089
Deferred taxes	41,453	(62,258)	25,046	(44,057)
Initial value and changes in derivative financial instruments net of amortization	(1,255)	(4,882)	(3,000)	(9,851)
Share-based compensation	5,172	3,199	10,282	3,895
Cost of equity funds used for construction purposes	(281)	(568)	(1,150)	(1,226)
Change in value of investments carried at fair value	(172,904)	311,410	(14,572)	132,026
Pension and post-employment expense in excess of (lower than) contributions	(1,553)	2,176	2,429	119
Distributions received from equity investments, net of income	9,799	5,588	34,269	3,554
Other (note 16(c))	(10,736)	38,232	(7,556)	36,195
Net change in non-cash operating items (note 20)	70,553	112,380	16,010	(53,356)
	236,201	261,404	366,946	294,677
Financing activities
Increase in long-term debt	468,230	224,664	2,383,349	654,648
Repayments of long-term debt	(1,250,081)	(194,403)	(2,751,033)	(398,179)
Net change in commercial paper	(192,699)	(1,187)	(448,720)	91,613
Issuance of common shares, net of costs	1,151,038	1,405	1,152,316	3,113
Cash dividends on common shares	(77,075)	(75,493)	(150,738)	(171,386)
Dividends on preferred shares	(2,705)	(2,080)	(5,117)	(4,172)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	—	98,955	60,545	98,955
Production-based cash contributions from non-controlling interest	2,313	—	6,315	9,082
Distributions to non-controlling interests, related party	—	(244)	—	(12,300)
Distributions to non-controlling interests	(18,636)	(20,746)	(25,450)	(33,084)
Shares surrendered to fund withholding taxes on exercised share options	(1,481)	—	(2,451)	(568)
Acquisition of non-controlling interest	—	—	(10,059)	—
Increase in other long-term liabilities	2,738	6,695	9,370	11,125
Decrease in other long-term liabilities	(21,991)	(255)	(44,279)	(20,329)
	59,651	37,311	174,048	228,518
Investing activities
Additions to property, plant and equipment and intangible assets	(204,336)	(245,209)	(416,882)	(414,958)
Increase in long-term investments	(62,288)	(41,774)	(78,181)	(89,379)
Divestiture of operating entity	11,827	—	29,548	—
Increase in other assets	(1,719)	(130)	(2,650)	(1,980)
Decrease in long-term investments	—	11,749	—	11,749
	(256,516)	(275,364)	(468,165)	(494,568)
Effect of exchange rate differences on cash and restricted cash	151	369	(1,512)	872
Increase in cash, cash equivalents and restricted cash	39,487	23,720	71,317	29,499
Cash, cash equivalents and restricted cash, beginning of period	107,969	106,964	76,139	101,185
Cash, cash equivalents and restricted cash, end of period	$147,456	$130,684	$147,456	$130,684

Algonquin Power & Utilities Corp. Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$96,783	$75,489	$206,412	$178,201
Cash paid (received) during the period for income taxes - net (note 15)	$(52,118)	$2,097	$(49,454)	$4,138
Cash received during the period for distributions from equity investments	$27,081	$28,331	$53,469	$56,611
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$124,001	$145,594	$124,001	$145,594
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$3,564	$1,458	$9,122	$40,816
Property, plant and equipment, intangible assets and accrued liabilities in exchange of notes receivable	$141,171	$—	$160,916	$—
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission ("SEC"). Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
There were no accounting pronouncements adopted in the current period.
(b)Recently issued accounting guidance not yet adopted
There were no recently issued accounting guidance not yet adopted in the current period.
3.Business acquisitions and dispositions
(a)    Sale of the Renewable Energy Business
Subsequent to the quarter-end, on August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to a wholly-owned subsidiary of LS Power for total cash consideration of up to $2,500,000 (subject to certain closing adjustments), excluding debt, consisting of $2,280,000 in cash at closing and up to $220,000 in cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out”).
The sale is subject to the satisfaction of customary closing conditions, including the approval of the U.S. Federal Energy Regulatory Commission and approval under applicable competition laws. The Company expects the transaction to close in the fourth quarter of 2024 or the first quarter of 2025 and to receive cash proceeds of approximately approximately $1,600,000 (excluding the Earn Out) after repaying construction financing, and net of taxes, transaction fees and other closing adjustments.
The Company concluded the consolidated assets within the renewable energy business being sold will meet the accounting requirements to be presented as “Held for Sale” in the third quarter of 2024 based on the receipt of final commercial terms, Board approval to consummate a sale transaction, and the signing of the sale agreement all occurring within the third quarter. The Company anticipates recording a future estimated pretax loss of approximately $1,000,000. However, the ultimate loss recorded is dependent on, among other things, the timing and amount of future capital expenditures, including acquisition of construction projects and associated tax equity financing, which will impact the carrying value of these assets.
(b)    Acquisition of Shady Oaks II Wind Facility
On June 26, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in the Shady Oaks II Wind Facility for consideration of $59,624. The transaction has been accounted for as an asset acquisition.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition date.

Shady Oaks II
Working capital	$(1,189)
Property, plant and equipment	260,090
Long-term debt (note 7(f))	(163,735)
Asset retirement obligation	(674)
Derivative	(23,493)
Deferred tax liability	(11,375)
Total net assets acquired	59,624
Less: cash and cash equivalents	1,922
Net assets acquired, net of cash and cash equivalents	$57,702

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and dispositions (continued)
(c)    Acquisition of New Market Solar Facility
On June 26, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in the New Market Solar Facility for consideration of $182,942. The transaction has been accounted for as an asset acquisition. Prior to acquisition, the Company repaid an outstanding related party note of $25,808,
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition date.

New Market Solar
Working capital	$(7,614)
Property, plant and equipment	193,782
Asset retirement obligation	(1,135)
Deferred tax liability	(2,091)
Total net assets acquired	182,942
Less: cash and cash equivalents	434
Net assets acquired, net of cash and cash equivalents	$182,508
(d) Sale of Windsor Locks Thermal Facility
On March 1, 2024, the Company sold its 100% equity interest in the 74.9 MW Windsor Locks Thermal Facility for consideration of $17,721.
(e) Acquisition of Sandy Ridge II Wind Facility
On February 15, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in the Sandy Ridge II Wind Facility for consideration of $44,139. The transaction has been accounted for as an asset acquisition. Subsequent to acquisition, the tax equity investors provided additional funding of $60,545, and a third-party construction loan of $162,341 was repaid.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition date.

Sandy Ridge II
Working capital	$3,526
Property, plant and equipment	206,927
Long-term debt	(162,341)
Asset retirement obligation	(456)
Deferred tax liability	(3,517)
Total net assets acquired	44,139
Less: cash and cash equivalents	—
Net assets acquired, net of cash and cash equivalents	$44,139
(f) Acquisition of Liberty Development JV Inc. & Liberty Development Energy Solutions B.V.
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. and Algonquin (AY Holdco) B.V., a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V., for a combined purchase price of $7,859. The transaction has been accounted for as an asset acquisition and purchase of non-controlling interest. The consideration paid in excess of the fair value of the net assets acquired of $8,696 was recorded in equity.
As a result of the transaction, $306,500 that was previously recorded as redeemable non-controlling interest held by related party was reclassified to long-term debt ,and subsequently paid in full. Refer to note 7 (b) for further details.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
4.Accounts receivable
Accounts receivable as of June 30, 2024 include unbilled revenue of $83,381 (December 31, 2023 - $107,001) from the Company’s regulated utilities. Accounts receivable as of June 30, 2024 are presented net of allowance for expected credit losses of $34,077 (December 31, 2023 - $30,244).
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective regulators of the jurisdictions in which they operate. The respective regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General Rate Case ("GRC")
On September 30, 2021, filed its revenue allowance application in which it requested a $34,800 increase for 2022 and a $6,100 increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22,800, for a revenue allowance of $224,100 for 2022 and $226,200 for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

BELCO	Bermuda	GRC
On October 17, 2023, filed its revenue allowance application in which it requested a $59,100 increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33,600 in 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

Empire Electric	Arkansas	GRC
On February 14, 2023, filed an application seeking an increase in revenues of $7,300 based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5,300. New rates became effective January 1, 2024.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30,	December 31,
	2024	2023
Regulatory assets
Securitized costs, net (a)	$296,918	$—
Rate adjustment mechanism	201,051	192,880
Deferred capitalized costs	147,536	124,517
Fuel and commodity cost adjustments	101,805	326,418
Income taxes	99,847	101,939
Wildfire mitigation and vegetation management (b)	130,564	64,146
Pension and post-employment benefits	62,736	68,822
Environmental remediation	60,365	66,779
Clean energy and other customer programs	31,676	37,214
Debt premium	15,880	18,995
Retired generating plant	14,509	183,732
Asset retirement obligation	13,916	26,620
Cost of removal	11,084	11,084
Rate review costs	9,014	8,815
Long-term maintenance contract	3,948	4,932
Other	109,612	90,790
Total regulatory assets	$1,310,461	$1,327,683
Less: current regulatory assets	(185,938)	(142,970)
Non-current regulatory assets	$1,124,523	$1,184,713

Regulatory liabilities
Income taxes	$273,064	$290,121
Cost of removal	188,840	185,786
Pension and post-employment benefits	111,556	104,636
Fuel and commodity cost adjustments	42,491	42,850
Clean energy and other customer programs	9,746	12,730
Rate adjustment mechanism	1,119	2,078
Other	24,348	96,095
Total regulatory liabilities	$651,164	$734,296
Less: current regulatory liabilities	(88,449)	(99,850)
Non-current regulatory liabilities	$562,715	$634,446
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three and six months ended June 30, 2024, the Company recognized $6,030 and $12,729, respectively (2023 - $8,850 and $17,901, respectively) of carrying charges on regulatory balances on the unaudited interim condensed consolidated statements of operations under other income, which was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds (see note 7(e)), $301,463 of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During the three and six months ended June 30, 2024, $5,970 and $8,046, respectively were recorded as amortization expense in the unaudited interim condensed consolidated statements of operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b) Wildfire mitigation and vegetation management
On July 12, 2019, California Assembly Bill 1054 (“AB 1054”) was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission (“CPUC”) for recovery of costs and expenses arising from a covered wildfire and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty CalPeco tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA").The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC. The Company will continue to evaluate the probability of recovery based on available evidence and applicable legal determinations.
In relation to the Mountain View Fire, the Company has accrued estimated losses of $172,282 for claims arising out of the Mountain View Fire, against which it has recorded expected recoveries through insurance of $116,000 and WEMA of $56,282. The Company records a receivable for recovery when it is deemed probable that recovery will occur and that the Company can reasonably estimate the amount or its range. While the Company plans to seek recovery of the estimated losses in excess of the available insurance, it is subject to approval by the CPUC pursuant to the standard in AB 1054. Refer to Note 19(a) Commitments and contingencies for details.

6.Long-term investments
Long-term investments consist of the following:

	June 30,	December 31,
	2024	2023
Long-term investments carried at fair value
Atlantica (a)	$1,074,736	$1,052,703
Atlantica Yield Energy Solutions Canada Inc.	51,530	61,064
Other	1,905	1,962
	$1,128,171	$1,115,729
Other long-term investments
Equity-method investees (b)	$352,983	$456,393
Development loans receivable from equity-method investees (b)	31,444	158,110
Other	27,558	27,417
	$411,985	$641,920

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
Income (loss) from long-term investments for the three and six months ended June 30 is as follows:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Fair value gain (loss) on investments carried at fair value
Atlantica	$169,902	$(299,653)	$22,034	$(120,449)
Atlantica Yield Energy Solutions Canada Inc.	2,966	(11,763)	(7,596)	(11,567)
Other	36	6	134	(10)
	$172,904	$(311,410)	$14,572	$(132,026)
Dividend and interest income from investments carried at fair value
Atlantica	$21,788	$21,788	$43,577	$43,577
Atlantica Yield Energy Solutions Canada Inc.	4,984	4,821	8,875	10,678
Other	9	7	26	17
	$26,781	$26,616	$52,478	$54,272
Other long-term investments
Equity method loss (c)	(9,108)	(2,434)	(33,375)	(153)
Interest and other income	2,034	682	4,483	2,322
	$(7,074)	$(1,752)	$(28,892)	$2,169
Income (loss) from long-term investments	$192,611	$(286,546)	$38,158	$(75,585)
(a)Investment in Atlantica
On May 27, 2024, the Company entered into a support agreement (the “Support Agreement”) with a private limited company ("Bidco") controlled by Energy Capital Partners, and Atlantica Sustainable Infrastructure plc ("Atlantica"). Pursuant to the Support Agreement, the Company and its subsidiary Liberty (AY Holdings) B.V. (“AY Holdings”), which holds approximately 42.2% of the outstanding shares of Atlantica, agreed, subject to the terms of the Support Agreement, to cause such shares to be voted in favour of the proposed acquisition by Bidco of 100% of the ordinary shares of Atlantica for $22.00 per share in cash.
(b)Equity-method investees and development loans receivable from equity investees
The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction. The Regulated Services Group has non-controlling interests in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $352,983 (December 31, 2023 - $456,393), including investments in variable interest entities ("VIEs") of $90,471 (December 31, 2023 - $179,728).
During the six months ended June 30, 2024, the Company made capital contributions of $9,074 to the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond) and $2,216 to projects under construction.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for AQN's investments in partnerships and joint ventures is as follows:

	June 30,	December 31,
	2024	2023
Total assets	$2,590,705	$3,235,474
Total liabilities	1,395,474	1,962,115
Net assets	$1,195,231	$1,273,359
AQN's ownership interest in the entities	310,885	388,993
Difference between investment carrying amount and underlying equity in net assets(a)	42,098	67,400
AQN's investment carrying amount for the entities	$352,983	$456,393
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Summarized combined information for AQN's equity method investees (presented at 100%) is as follows:

	Six months ended
	June 30
	2024	2023
Revenue	$67,675	$49,467
Net gain (loss)	(38,136)	1,836
Other comprehensive income (loss) (a)	27,731	(2,807)
Net loss attributable to AQN	$(33,375)	$(153)
Other comprehensive income (loss) attributable to AQN (a)	$12,182	$(2,076)
(a) Other comprehensive income (loss) represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge.

Development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of June 30, 2024, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided to all equity investees as of June 30, 2024 amounts to $7,681 (December 31, 2023 - $12,666).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for AQN's VIEs is as follows:

	June 30,	December 31,
	2024	2023
AQN's maximum exposure in regards to VIEs
Carrying amount	$90,471	$179,728
Development loans receivable	31,444	158,110
Indirect guarantees of debt on behalf of VIEs	405,119	740,866
Other indirect guarantees and commitments on behalf of VIEs	141,860	303,641
	$668,894	$1,382,345
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. In addition, as of June 30, 2024, the Company had issued $132,022 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of operating equity-method investees that are not considered VIEs.
(c)Equity-method gain (loss)
For the three and six months ended June 30, 2024, the Company recorded an unrealized loss of $24,212 and $34,246, respectively, within Income (loss) from long-term investments for certain energy derivatives held by Texas Coastal Wind Facilities (2023 - $nil). Additionally, for the three and six months ended June 30, 2024, the Company recognized a loss due to a prior period adjustment of $nil and $8,481, respectively, related to a Hypothetical Liquidation at Book Value ("HLBV") calculation by its equity-method investment, within Income (loss) from long-term investments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		June 30,	December 31,
					2024	2023
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$668,876	$1,624,186
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2024-2031	N/A		789,216	786,962
Commercial paper	—	2025	N/A		33,000	481,720
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	5.37%	2026		$1,140,787	1,135,137	1,144,897
Senior unsecured notes (d)	4.25%	2027-2047		$2,195,000	2,181,669	1,406,278
Senior unsecured utility notes	6.30%	2025-2035		$137,000	146,623	147,589
Senior secured utility bonds (e)	4.82%	2026-2044		$861,681	850,773	551,166
Construction loan (f)	6.57%	2024		$163,735	163,735	—
Canadian dollar borrowings
Senior unsecured notes	3.68%	2027-2050	C$	1,200,000	873,025	904,604
Senior secured project notes	10.21%	2027	C$	15,097	11,030	12,738
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.82%	2028-2040	CLF	1,463	64,026	70,967
					$6,917,110	$7,131,107
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	$288,459	$298,382
Subordinated unsecured notes	5.21%	2079-2082		$1,100,000	1,087,080	1,086,541
					$1,375,539	$1,384,923
					$8,292,649	$8,516,030
Less: current portion					(158,278)	(621,856)
					$8,134,371	$7,894,174
Short-term obligations of $864,197 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	June 30,	December 31,
	2024	2023
Revolving and term credit facilities	$4,589,200	$4,562,000
Funds drawn on facilities/commercial paper issued	(1,491,100)	(2,892,900)
Letters of credit issued	(461,900)	(469,100)
Liquidity available under the facilities	2,636,200	1,200,000
Undrawn portion of uncommitted letter of credit facilities	(254,600)	(254,100)
Cash on hand	131,633	56,142
Total liquidity and capital reserves	$2,513,233	$1,002,042
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On January 29, 2024, the Regulated Services Group amended its senior unsecured revolving credit facility, increasing the limit by $25,000 to $100,000.
As at June 30, 2024, the Senior unsecured revolving credit facility of Bermuda Electric Light Company Limited (the "Bermuda Working Capital Facility") had $25,000 drawn. On June 14, 2024, the Company extended the maturity of the Bermuda Working Capital Facility from June 24, 2024 to August 24, 2024.
(b)Senior unsecured bank credit facilities and delayed draw term facility
On January 8, 2024, the maturity date of the fully drawn $306,500 secured credit facility of Liberty Development Energy Solutions B.V. (the "Margin Loan") was extended to September 30, 2024. The Company reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024. The Company prepaid the fully drawn $306,500 Margin Loan on June 20, 2024.
(c)Senior unsecured notes (Green Equity Units)
On March 28, 2024, the Company successfully remarketed its $1,150,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company’s corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining June 15, 2026. The proceeds from the remarketing of the Notes were used, as an interim step prior to the settlement of the Purchase Contracts, to purchase a portfolio of treasury securities maturing on June 13, 2024. The funds generated upon maturity of the treasury portfolio were used on June 17, 2024 to settle the Purchase Contracts.
(d)Senior unsecured notes
On January 12, 2024, Liberty Utilities Co. completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness. On April 30, 2024, the Company repaid a $70,000 senior unsecured note on its maturity.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
(e)Senior secured utility bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
(f)Construction loan
Subsequent to the quarter end, on July 19, 2024, the Company repaid a $163,735 third-party construction loan assumed on acquisition of the remaining 50% ownership in the Shady Oaks II Wind Facility as described in note 3(b).
As of June 30, 2024, the Company had accrued $99,851 in interest expense (December 31, 2023 - $74,493). Total interest expenses recognized for the three and six months ended June 30, 2024 and 2023 consist of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Long-term debt	$73,169	$65,046	$139,881	$128,814
Commercial paper, credit facility draws and related fees	39,299	27,714	82,412	52,140
Accretion of fair value adjustments	(5,094)	(824)	(10,956)	(4,223)
Capitalized interest and AFUDC capitalized on regulated property	(2,269)	(4,420)	(5,661)	(8,304)
Other	682	2,147	2,635	3,154
	$105,787	$89,663	$208,311	$171,581

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the unaudited interim condensed consolidated statements of operations for the three and six months ended June 30:

	Pension benefits
	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Service cost	$2,969	$3,166	$6,053	$6,093
Non-service costs
Interest cost	8,061	7,906	16,494	16,299
Expected return on plan assets	(8,603)	(7,947)	(17,300)	(16,263)
Amortization of net actuarial gains	(321)	(71)	(712)	(195)
Amortization of prior service credits	(359)	(373)	(719)	(746)
Impact of regulatory accounts	4,384	4,588	8,755	8,683
	$3,162	$4,103	$6,518	$7,778
Net benefit cost	$6,131	$7,269	$12,571	$13,871

	OPEB
	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Service cost	$780	$902	$1,560	$1,891
Non-service costs
Interest cost	2,674	2,891	5,327	6,329
Expected return on plan assets	(2,644)	(2,331)	(5,288)	(5,077)
Amortization of net actuarial gains	(867)	(561)	(2,466)	(1,122)
Amortization of prior service credits	(213)	(213)	(426)	(426)
Impact of regulatory accounts	1,863	1,417	3,748	2,785
	$813	$1,203	$895	$2,489
Net benefit cost	$1,593	$2,105	$2,455	$4,380

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30,	December 31,
	2024	2023
Asset retirement obligations	$120,722	$115,611
Advances in aid of construction	84,220	88,135
Contingent liability (note 19(a))	172,283	66,000
Deferred credits and contingent consideration	43,859	40,945
Environmental remediation obligation	37,676	40,772
Customer deposits	35,636	36,294
Lease liabilities	20,024	20,493
Unamortized investment tax credits	17,068	17,255
Contingent development support obligations	7,681	12,666
Hook-up fees	7,510	7,425
Contract adjustment payments (a)	—	39,590
Note payable to related party (note 3(c))	—	25,808
Other	31,128	35,338
	$577,807	$546,332
Less: current portion	(185,314)	(80,458)
	$392,493	$465,874
(a)Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000. Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and contract adjustment payments under Purchase Contract (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount is accreted over the three-year period. These contract adjustment payments fully settled during the second quarter of 2024.
10.Shareholders’ capital
(a)Common shares
The number of common shares outstanding is as follows:

	Six months ended
	June 30
	2024	2023
Common shares, beginning of period	689,271,039	683,614,803
Settlement of Purchase Contracts	76,909,700	—
Exercise of share-based awards	749,522	772,591
Dividend reinvestment plan	—	4,370,289
Conversion of convertible debentures	—	1,415
Common shares, end of period	766,930,261	688,759,098

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(a)Common shares (continued)
Settlement of Purchase Contracts
On June 17, 2024, in connection with the settlement of the Purchase Contracts that were components of the Company’s outstanding Green Equity Units, the holders of Green Equity Units received 3.3439 common shares for each such Purchase Contract. The holders' obligations to payments under such Purchase Contracts were satisfied with the proceeds of the treasury portfolio purchased in connection with the successful optional Note remarketing that closed on March 28, 2024. Upon settlement of all outstanding Purchase Contracts, the Company received an aggregate of $1,150,000 in exchange for the issuance of an aggregate of 76,909,700 common shares at an effective issuance price of $14.95 per share.
(b)    Share-based compensation
For the three and six months ended June 30, 2024, AQN recorded $5,172 and $10,282 (2023 - $3,199 and $3,895 respectively) in total share-based compensation expense. The compensation expense is recorded within operating expenses in the unaudited interim condensed consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of June 30, 2024, total unrecognized compensation costs related to non-vested share-based awards were $22,953 and are expected to be recognized over a period of 1.4 years.
Stock option plan
During the six months ended June 30, 2024, there were no stock options granted to the executives of the Company.
Performance and restricted share units
During the six months ended June 30, 2024, a total of 2,302,209 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from January 2024 to January 2027. During the six months ended June 30, 2024, the Company settled 299,256 PSUs and RSUs in exchange for 170,943 common shares issued from treasury, and 128,313 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the six months ended June 30, 2024, there were no bonus deferral settlements made by the Company. During the six months ended June 30, 2024, 45,218 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the six months ended June 30, 2024, 108,752 deferred share units ("DSUs") were issued pursuant to the election by directors of the Company to defer a percentage of their directors' fee in the form of DSUs. During the six months ended June 30, 2024, the Company settled 368,303 DSUs in exchange for 181,374 common shares issued from treasury, and 186,929 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
(c)Preferred shares
The dividend rate on the Company’s Cumulative Rate Reset Preferred Shares, Series D (the "Series D Shares") was reset on March 31, 2024 and will, unless redeemed, reset every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. Effective March 31, 2024, the dividend rate was reset to 6.853%. The Series D Shares were redeemable at C$25 per share on April 1, 2024, however the Company elected not to exercise its redemption right. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the "Series E Shares"), on April 1, 2024, however fewer than 1,000,000 Series D Shares were tendered for conversion. As a result, no Series E Shares were issued and holders of Series D Shares who tendered their Series D Shares for conversion were not entitled to convert their Series D Shares into Series E Shares.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2023	$(98,467)	$(97,809)	$36,213	$(160,063)
OCI	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	(6,403)	59,487	4,693	57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
OCI	4,690	45,698	—	50,388
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(274)	(7,046)	(5,174)	(12,494)
Net current period OCI	$4,416	$38,652	$(5,174)	$37,894
OCI attributable to the non-controlling interests	1,022	—	—	1,022
Net current period OCI attributable to shareholders of AQN	$5,438	$38,652	$(5,174)	$38,916
Balance, June 30, 2024	$(99,432)	$330	$35,732	$(63,370)
Amounts reclassified from AOCI for foreign currency cumulative translation affected derivative gain (loss). Those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the board of directors of the Company. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended June 30
	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$83,740		$0.1085		$75,379		$0.1085
Series A preferred shares	C$	1,973	C$	0.4110	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,713	C$	0.4283	C$	1,273	C$	0.3182

	Six months ended June 30
	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$159,207		$0.2170		$150,765		$0.2170
Series A preferred shares	C$	3,946	C$	0.8220	C$	3,097	C$	0.6453
Series D preferred shares	C$	2,986	C$	0.7465	C$	2,546	C$	0.6364
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and six months ended June 30, 2024, the Company charged its equity-method investees $16,445 and $29,067 (2023 - $12,773 and $42,074, respectively).
Additionally, up to January 4, 2024, Liberty Development JV Inc., which was an equity-investee of the Company that was the Company’s joint venture with funds managed by Infrastructure and Power strategy of Ares Management, LLC for its non-regulated development platform, provided development services to the Company on specified projects, for which it earned a development fee upon reaching certain milestones. However, during the six months ended June 30, 2024 no such development fees were charged to the Company (2023 - $nil).
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. See note 3(f) for details.
(b)Redeemable non-controlling interest held by related party
Liberty Development Energy Solutions B.V., which was an equity investee of the Company up to January 4, 2024, had a Margin Loan in the amount of $306,500 with a previous maturity date of January 26, 2024. On January 4, 2024, Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V. (see note 3(f) for more details). On January 8, 2024, the maturity date of the Margin Loan was extended to September 30, 2024. The Company prepaid the Margin Loan on June 20, 2024 (see Note 7(b)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions (continued)
(b)Redeemable non-controlling interest held by related party (continued)
Liberty Development Energy Solutions B.V. has a preference share ownership in AY Holdings, which AQN previously reflected as redeemable non-controlling interest held by related party.
During the three and six months ended June 30, 2024, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions B.V. of $nil (2023 - $6,348 and $12,399, respectively) and recorded distributions of $nil (2023 - $6,302 and $12,300, respectively).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103). During the three and six months ended June 30, 2024, the Company recorded distributions of $nil (2023 - $4,921 and $10,979, respectively).
(d)     Transactions with Atlantica
On April 9, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, sold its 100% equity interest in the Cedar 1 Solar Project to Ashusa Inc., a subsidiary of Atlantica, for consideration of $11,707 consisting of costs incurred to the date of sale, as well as development services provided post-sale related to obtaining an offtake agreement. The Company recognized $3,397 within other revenue in the unaudited interim condensed consolidated statement of operations for the three and six months ended June 30, 2024.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$49,121	$25,172	$89,328	$59,743
Non-controlling interests - redeemable tax equity partnership units	331	331	662	662
Other net earnings attributable to:
Non-controlling interests	(7,727)	(10,064)	(17,106)	(18,387)
	$41,725	$15,439	$72,884	$42,018
Redeemable non-controlling interest, held by related party	—	(6,349)	—	(12,399)
Net effect of non-controlling interests	$41,725	$9,090	$72,884	$29,619
The non-controlling tax equity investors ("tax equity partnership units") in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes
For the three and six months ended June 30, 2024, the income tax recovery in the unaudited interim condensed consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Expected income tax (recovery) expense at Canadian statutory rate	$40,622	$(84,596)	$5,746	$(11,903)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(2,702)	(5,560)	(3,863)	(16,718)
Adjustments from investments carried at fair value	(24,817)	40,357	(4,734)	11,092
Change in valuation allowance	(10,058)	676	(13,846)	(791)
Non-controlling interests share of income	10,468	2,201	16,470	12,393
Tax credits	(17,160)	(8,095)	(20,463)	(20,505)
Amortization and settlement of excess deferred income tax	(1,794)	(2,456)	(3,305)	(6,207)
Foreign exchange difference and other	213	1,515	7,464	1,382
Income tax recovery	$(5,228)	$(55,958)	$(16,531)	$(31,257)
The following table illustrates the movement in the deferred tax valuation allowance:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Beginning balance	$95,554	$97,396	$97,344	$107,583
Charged to income tax expense (recovery)	(10,058)	676	(13,846)	(791)
Charged (reduction) to OCI	(5,507)	(6,418)	(3,509)	(15,138)
Ending balance	$79,989	$91,654	$79,989	$91,654
The Company’s overall net deferred tax asset position related to Canadian attributes increased from $151,759 to $152,705 during the six months ended June 30, 2024. As at June 30, 2024, it is considered more likely than not that there will be sufficient taxable income in the future that will allow realization of these net deferred tax assets. The Company considered all evidence, both positive and negative, including the announcement of the sale of the renewable energy business, the availability of tax planning strategies and the carryforward period of its Canadian net operating losses in making this assessment. The Company will continue to monitor this position as at each consolidated balance sheet date.
On June 20, 2024, Canada enacted significant tax legislation, including the Excessive Interest and Financing Expenses Limitation rules and legislation for the Global Minimum Tax Act. The enactment had no material impact on the financial results of the Company for the three and six months ended June 30, 2024.
The Company recorded a tax benefit for renewable energy credits in the three and six months ended June 30, 2024, of $17,160 and $20,463, respectively (2023 - $8,095 and $20,505, respectively). The credits recorded during the three and six months ended June 30, 2024, include $10,372 for a solar facility placed in service in 2023 that is eligible for an energy community bonus tax credit adder.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes (continued)

Renewable energy tax credits generated can be transferred to an unrelated purchaser for cash and are accounted for under ASC 740 – Income Taxes. For the three and six months ended June 30, 2024, the Company transferred renewable energy tax credits of $55,231 (2023 - $nil) for cash. The proceeds from the transfer are included in the cash paid (received) during the period for income taxes - net within the supplemental disclosures of cash flow information on the unaudited interim condensed consolidated statement of cash flows.

16.Other net losses
Other net losses consist of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Renewable energy business sale costs (a)	5,323	5,390	11,232	5,390
Kentucky termination costs (b)	—	43,808	—	46,527
Acquisition-related settlement payment	—	(11,983)	—	(11,983)
Other (c)	11,738	3,152	16,430	3,895
	$17,061	$40,367	$27,662	$43,829
(a)Renewable energy business sale costs
On August 10, 2023, the Company announced that it is pursuing a sale of its renewable energy business. For the three and six months ended June 30, 2024, the Company incurred costs of $5,323 and $11,232, respectively (2023 - $5,390 and $5,390, respectively), related to this process.
(b)Kentucky termination costs
On April 17, 2023, Liberty Utilities Co. mutually agreed with American Electric Power Company, Inc. and AEP Transmission Company, LLC to terminate the purchase agreement for Kentucky Power Company and AEP Kentucky Transmission Company, Inc. The Company recognized losses of $43,808 for the three months ended June 30, 2023 and $46,527 for the six months ended June 30, 2023, for write-off costs related to capitalized costs which were primarily related to the implementation of an enterprise software solution, transaction costs, severance costs, and other termination costs.
(c)Other
Other losses primarily consist of remarketing fees related to the remarketing of the Notes forming a component of the Green Equity Units, post-closing adjustments related to the sale of the Windsor Locks Thermal Facility and other miscellaneous write-offs.
17.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to the Green Equity Units (note 7), as applicable, and the weighted average number of outstanding share options, PSUs, RSUs and DSUs outstanding during the period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Basic and diluted net earnings (loss) per share (continued)
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders of AQN	200,766	(253,231)	$111,620	$16,908
Series A preferred share dividend	1,448	1,142	2,203	2,290
Series D preferred share dividend	1,257	938	2,914	1,882
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$198,061	$(255,311)	$106,503	$12,736
Weighted average number of shares
Basic	701,593,792	687,847,010	695,700,444	688,277,615
Effect of dilutive securities	2,360,493	—	2,039,030	2,838,682
Diluted	703,954,285	687,847,010	697,739,474	691,116,297
This calculation of diluted shares excludes the potential impact of 6,118,555 incremental shares that may become issuable pursuant to outstanding securities of the Company for the three months ended June 30, 2024, and 6,126,908 securities for the six months ended June 30, 2024 as they are anti-dilutive. This calculation of diluted shares for the six months ended June 30, 2023 excludes the potential impact of 6,350,530 securities, as they are anti-dilutive.
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, primarily owns and operates a portfolio of electric, natural gas, water distribution wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, primarily owns and operates, or has investments in, a diversified portfolio of renewable and thermal energy generation assets.
The Company announced that it is pursuing a sale of its renewable energy business. The anticipated sale has not met the accounting requirements to be presented as held for sale as of June 30, 2024.
For the purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under Corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended June 30, 2024
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$491,312	$78,661	$—	$569,973
Other revenue	13,940	14,518	195	28,653
Fuel, power and water purchased	108,934	691	—	109,625
Net revenue	396,318	92,488	195	489,001
Operating expenses (3)	215,708	47,758	2,402	265,868
Depreciation and amortization	100,120	36,553	239	136,912
Loss on foreign exchange	—	—	4,284	4,284
Operating income	80,490	8,177	(6,730)	81,937
Interest expense	(49,476)	(18,624)	(37,687)	(105,787)
Income from long-term investments and other income	7,456	17,667	173,518	198,641
Other expenses	(8,537)	(7,886)	(4,555)	(20,978)
Earnings (loss) before income taxes	$29,933	$(666)	$124,546	$153,813
Capital expenditures (4)	$167,834	$36,502	$—	$204,336
(1) Renewable Energy Group revenue includes $6,965 related to net hedging gain from energy derivative contracts and availability credits for the three months ended June 30, 2024 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $15,334 related to alternative revenue programs for the three months ended June 30, 2024 that do not represent revenue recognized from contracts with customers.
(3) Operating expenses for the Renewable Energy Group include development costs of $7,734 and other operating costs (previously called administrative expenses) of $6,709 for the three months ended June 30, 2024.
(4) Excludes Property, plant and equipment acquired through the assumption of debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended June 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$533,642	$71,694	$—	$605,336
Other revenue	12,791	9,380	364	22,535
Fuel, power and water purchased	138,374	3,782	—	142,156
Net revenue	408,059	77,292	364	485,715
Operating expenses (3)	228,847	38,367	(40)	267,174
Depreciation and amortization	84,754	33,291	403	118,448
Gain on foreign exchange	—	—	6,379	6,379
Operating income	94,458	5,634	(6,378)	93,714
Interest expense	(42,724)	(16,420)	(30,519)	(89,663)
Income (loss) from long-term investments and other income	9,332	22,842	(309,870)	(277,696)
Other expenses	(41,010)	(1,197)	(2,427)	(44,634)
Earnings (loss) before income taxes	$20,056	$10,859	$(349,194)	$(318,279)
Capital expenditures (4)	$225,505	$19,704	$—	$245,209
(1) Renewable Energy Group revenue includes $4,328 related to net hedging gain from energy derivative contracts and availability credits for the three months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $9,083 related to alternative revenue programs for the three months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
3) Operating expenses for the Renewable Energy Group include development costs of $3,274 and other operating costs of $7,356 for the three months ended June 30 2023.
(4) Excludes Property, plant and equipment acquired through the assumption of debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2024
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,116,143	$163,237	$—	$1,279,380
Other revenue	25,689	30,052	605	56,346
Fuel, power and water purchased	306,738	4,229	—	310,967
Net revenue	835,094	189,060	605	1,024,759
Operating expenses (3)	423,239	101,353	3,061	527,653
Depreciation and amortization	192,140	73,812	500	266,452
Loss on foreign exchange	—	—	16,141	16,141
Operating income (loss)	219,715	13,895	(19,097)	214,513
Interest expense	(98,186)	(38,419)	(71,706)	(208,311)
Income from long-term investments and other income	15,377	19,689	15,821	50,887
Other expenses	(12,228)	(9,198)	(13,458)	(34,884)
Earnings (loss) before income taxes	$124,678	$(14,033)	$(88,440)	$22,205
Capital expenditures (4)	351,048	65,834	—	416,882
	June 30, 2024
Property, plant and equipment	$9,051,366	$4,120,034	$27,800	$13,199,200
Investments carried at fair value	1,905	1,126,266	—	1,128,171
Equity-method investees	39,012	313,971	—	352,983
Total assets	12,690,910	5,809,815	365,649	18,866,374
(1) Renewable Energy Group revenue includes $16,614 related to net hedging gain from energy derivative contracts and availability credits for the six months ended June 30, 2024 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $18,301 related to alternative revenue programs for the six months ended June 30, 2024 that do not represent revenue recognized from contracts with customers.
(3) Operating expenses for the Renewable Energy Group include development costs of $16,290 and other operating costs (previously called administrative expenses) of $12,738 for the six months ended June 30, 2024.
(4) Excludes Property, plant and equipment acquired through the assumption of debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,208,174	$150,410	$—	$1,358,584
Other revenue	26,438	20,751	725	47,914
Fuel, power and water purchased	405,524	11,588	—	417,112
Net revenue	829,088	159,573	725	989,386
Operating expenses (3)	425,699	78,796	799	505,294
Depreciation and amortization	170,611	68,836	642	240,089
Loss on foreign exchange	—	—	7,815	7,815
Operating income (loss)	232,778	11,941	(8,531)	236,188
Interest expense	(81,202)	(31,315)	(59,064)	(171,581)
Income (loss) from long-term investments and other income	19,660	52,584	(129,928)	(57,684)
Other expenses	(45,259)	(1,197)	(4,435)	(50,891)
Earnings (loss) before income taxes	$125,977	$32,013	$(201,958)	$(43,968)
Capital expenditures (4)	372,886	42,072	—	414,958
	December 31, 2023
Property, plant and equipment	$8,945,637	$3,539,069	$32,744	$12,517,450
Investments carried at fair value	1,962	1,113,767	—	1,115,729
Equity-method investees	112,180	343,712	501	456,393
Total assets	12,658,955	5,367,011	347,995	18,373,961
(1) Renewable Energy Group revenue includes $11,527 related to net hedging gain from energy derivative contracts and availability credits for the six months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $12,789 related to alternative revenue programs for the six months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
(3) Operating expenses for the Renewable Energy Group include development costs of $7,261 and other operating costs of $11,088 for the six months ended June 30 2023.
(4) Excludes Property, plant and equipment acquired through the assumption of debt.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Revenue
United States	$467,747	$503,777	$1,069,326	$1,144,201
Canada	37,391	37,788	87,886	90,916
Other regions	93,488	86,306	178,514	171,381
	$598,626	$627,871	$1,335,726	$1,406,498
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
19. Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 22 lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). On March 6, 2024, a trial commenced in Los Angeles County Superior Court on four bellwether cases with respect to inverse condemnation liability only; the trial has been stayed until August 12, 2024. If the Company's subsidiaries were found liable in those cases, the damages, if any, would not be determined at this trial. In another lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In six other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172,282 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded expected recoveries through insurance of $116,000 and the WEMA of $56,282. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies (continued)
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as of June 30, 2024.
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$60,458	$25,890	$12,434	$12,680	$12,894	$123,350	$247,706
Natural gas supply and service agreements (2)	97,983	71,485	51,892	45,828	40,147	198,234	505,569
Service agreements	75,445	64,981	54,811	56,233	54,407	248,746	554,623
Capital projects	4,399	—	—	—	—	—	4,399
Land easements and others	16,330	16,725	16,984	17,170	17,420	597,528	682,157
Total	$254,615	$179,081	$136,121	$131,911	$124,868	$1,167,858	$1,994,454
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at June 30, 2024. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Natural gas supply and service agreements: AQN’s natural gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Accounts receivable	$107,205	$21,450	$97,316	$35,213
Fuel and natural gas in storage	(3,344)	(12,837)	(715)	19,657
Supplies and consumables inventory	(1,128)	(11,678)	(8,631)	(22,454)
Income taxes recoverable	1,872	5,134	3,963	5,683
Prepaid expenses	21,102	13,231	18,770	6,183
Accounts payable, accrued liabilities and other	(31,106)	92,826	(60,310)	(110,147)
Current income tax liability	3,603	(1,039)	3,603	2,563
Net regulatory assets and liabilities	(27,651)	5,293	(37,986)	9,946
	$70,553	$112,380	$16,010	$(53,356)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

June 30, 2024	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,128,171	$1,128,171	$1,076,642	$—	$51,529
Development loans and other receivables	31,479	43,491	—	43,491	—
Derivative instruments:
Interest rate swaps designated as a hedge	95,723	95,723	—	95,723	—
Congestion revenue rights not designated as hedge	10,971	10,971	—	—	10,971
Cross-currency swap designated as a net investment hedge	10,064	10,064	—	10,064	—
Commodity contracts for regulatory operations	75	75	—	75	—
Total derivative instruments	116,833	116,833	—	105,862	10,971
Total financial assets	$1,276,483	$1,288,495	$1,076,642	$149,353	$62,500
Long-term debt	$8,292,649	$8,783,756	$2,223,829	$6,559,927	$—
Convertible debentures	229	262	262	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	85,630	85,630	—	—	85,630
Energy contracts not designated as hedge	6,505	6,505	—	—	6,505
Cross-currency swap designated as a net investment hedge	23,203	23,203	—	23,203	—
Cross-currency swap designated as a cash flow hedge	13,783	13,783	—	13,783	—
Commodity contracts for regulated operations	936	936	—	936	—
Total derivative instruments	130,057	130,057	—	37,922	92,135
Total financial liabilities	$8,422,935	$8,914,075	$2,224,091	$6,597,849	$92,135

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21. Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,115,729	$1,115,729	$1,054,665	$—	$61,064
Development loans and other receivables	158,110	155,735	—	155,735	—
Derivative instruments:
Interest rate swap designated as a hedge	72,936	72,936	—	72,936	—
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854	—
Congestion revenue rights not designated as hedge	8,458	8,458	—	—	8,458
Total derivative instruments	83,248	83,248	—	74,790	8,458
Total financial assets	$1,357,087	$1,354,712	$1,054,665	$230,525	$69,522
Long-term debt	$8,516,030	$7,423,318	$2,532,608	$4,890,710	$—
Notes payable to related party	25,808	15,320	—	15,320	—
Convertible debentures	230	276	276	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	68,070	68,070	—	—	68,070
Energy contracts not designated as hedge	5,593	5,593	—	—	5,593
Cross-currency swap designated as a net investment hedge	10,533	10,533	—	10,533	—
Currency forward contract designated as hedge	6,779	6,779	—	6,779	—
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790	—
Cross-currency swap designated as a cash flow hedge	5,547	5,547	—	5,547	—
Commodity contracts for regulated operations	2,564	2,564	—	2,564	—
Total derivative instruments	110,876	110,876	—	37,213	73,663
Total financial liabilities	$8,652,944	$7,549,790	$2,532,884	$4,943,243	$73,663

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value as of June 30, 2024 and December 31, 2023 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $18.90 to $154.55 with a weighted average of $39.17 as of June 30, 2024. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $nil to $31.95 with a weighted average of $4.53 as of June 30, 2024. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.10% to 8.60% with a weighted average of 8.26%, and the expected volatility of Atlantica's share price ranging from 27.47% to 33.19% as of June 30, 2024. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives - regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at June 30, 2024, the commodity volume, in dekatherms, associated with the above derivative contracts was 2,262,896.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
3,245,679	September 2030	$24.54	Illinois Hub
287,686	December 2028	$29.14	PJM Western HUB
1,220,001	December 2027	$21.31	NI HUB
1,137,027	December 2027	$36.46	ERCORT North HUB
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
Forward-starting interest rate swap		$575,000	June 2026	First $575,000 of the $1,150,000 senior unsecured notes issuance

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Effective portion of cash flow hedge	$29,771	$29,949	$45,698	$52,435
Amortization of cash flow hedge	(539)	(1,421)	(1,078)	(4,908)
Amounts reclassified from AOCI	(42)	7,893	(5,968)	6,759
OCI attributable to shareholders of AQN	$29,190	$36,421	$38,652	$54,286
The Company expects $41,232 of unrealized losses currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $2,401 and a gain of $10,186 for the three and six months ended June 30, 2024, respectively,(2023 - losses of $9,629 and $9,638, respectively) were recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim condensed consolidated statements of operations as loss on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. Foreign currency gains of $2,195 and $4,413 for the three and six months ended June 30, 2024, respectively (2023 - losses of $7,009 and $6,942, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. Foreign currency gains of $12 and $502 for the three and six months ended June 30, 2024, respectively, (2023 - losses of $2,924 and $2,801, respectively) were recorded in OCI.
The Company is party to a C$300,000 fixed-for-fixed cross-currency interest rate swap to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. Losses of $1,186 and $5,190 for the three and six months ended June 30, 2024, respectively, (2023 - gains of $3,967 and $4,348, respectively) were recorded in OCI.
The Company is party to a fixed-for-fixed cross-currency interest rate swap to effectively convert the C$400,000 Canadian-dollar-denominated debentures into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals, respectively, of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $75 and a loss of $6,898 for the three and six months ended June 30, 2024, respectively, (2023 - gains of $4,975 and $4,987, respectively) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The Company seeks to mitigate the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of June 30, 2024 have a notional quantity of 2,433,240 MW-hours at prices ranging from $0.84 per MW-hr to $19.03 per MW-hr with a weighted average of $4.37 per MW-hr for April 2024 to June 2026. These CRRs are not designated as an accounting hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives and risk management (continued)
The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 319,885 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.
The effects on the unaudited interim condensed consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$1,843	84	$1,147	$62
Commodity contracts	—	—	(890)	1,128
	$1,843	$84	$257	$1,190
Realized loss on derivative financial instruments:
Energy derivative contracts	(1,887)	(1,537)	(1,783)	(3,830)
	$(1,887)	$(1,537)	$(1,783)	$(3,830)
Loss on derivative financial instruments not accounted for as hedges	(44)	(1,453)	(1,526)	(2,640)
Amortization of AOCI gains frozen as a result of hedge dedesignation	17	997	999	1,994
	$(27)	$(456)	$(527)	$(646)
Unaudited interim condensed consolidated statements of operations classification:
Gain on derivative financial instruments	$58	$1,039	$191	$3,205
Renewable energy sales	(85)	(1,495)	(718)	(3,851)
	$(27)	$(456)	$(527)	$(646)
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of June 30, 2024, accounts payable include confirmed invoices from designated suppliers of $77,658 (December 31, 2023 - $62,173).
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statement presentation adopted in the current period.